

Mail Stop 4546

May 16, 2017

Tim Van Hauwermeiren
Chief Executive Officer
argenx SE
Willemstraat 5
4811 AH, Breda, the Netherlands

> **Re: argenx SE**
> **Amendment No. 3 to**
> **Registration Statement on Form F-1**
> **Filed May 16, 2017**
> **File No. 333-217417**

Dear Mr. Van Hauwermeiren:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. Please remove the limitation in Section 3(o): Jurisdiction on page 4 of the opinion. In the alternative, please explain how the limitation is consistent with Section 14 of the Securities Act.

You may contact Sasha Parikh at (202) 551-3627 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or Erin Jaskot, Special Counsel, at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Edwin O'Connor
       Goodwin Procter LLP